Exhibit 99.(a)(5)(F)

News Release

TAKEDA AND IDM PHARMA SUPPORTS THE BONE CANCER RESEARCH TRUST IN RAISING UK AWARENESS OF BONE CANCER

London, United Kingdom and Irvine, California, June 19, 2009 - Takeda Pharmaceuticals Europe Ltd., the European subsidiary of Takeda Pharmaceuticals Company Limited (TSE: 4502) and IDM Pharma, Inc. (NASDAQ: IDMI) today jointly announced that they are supporting the Bone Cancer Research Trust’s (BCRT) annual Bone Cancer Awareness Week, which kicked off with a conference for patients and supporters on Saturday and runs until June 27th.  The goal of Bone Cancer Awareness Week is to bring attention to the need to improve survival in young bone cancer patients by prioritising research that will identify effective new treatments. Bone cancer includes the two most common forms of primary bone cancer, Ewing’s sarcoma and osteosarcoma.

“Bone cancer is a devastating disease that commonly affects children, teenagers and young adults,” said Erich Brunn, CEO of Takeda Pharmaceuticals Europe Limited. “Through our support of Bone Cancer Awareness Week, we hope to bring increased attention to the impact that bone cancers such as osteosarcoma have on the lives of young patients and their families, and help increase awareness of the need for continued research and access to proper diagnosis and treatment.”

A recent study funded by the BCRT found that the survival of children and young adults with bone cancer in the UK has not improved in more than 20 years.  If treated early and cured, a patient with bone cancer could expect to live for another 60 years.

Additional groups supporting BCRT and Bone Cancer Awareness Week include: Teenage Cancer Trust, Sarcoma UK, Cancer 52 and Rarer Cancers Forum.  For more information about Bone Cancer Awareness week, please visit www.bonecancerresearch.org.uk.

Takeda and IDM Pharma are involved in the research and development of treatments for osteosarcoma.

About BCRT

The Bone Cancer Research Trust was formed in 2005 as an alliance of a number of established local charities and groups of family and friends of Primary Bone Cancer patients throughout Britain and Ireland. They share a common goal — to promote research into the causes and treatment of Primary Bone Cancer, and in particular of Osteosarcoma and Ewing’s Sarcoma. The Trust has now widened its membership to include Bone Cancer Patients, Medical Practitioners and anyone interested in supporting research into these disabling and life-threatening diseases. The Trust is also looking to provide information, support and, in the longer term, counselling services for those suffering from Primary Bone Cancer, and their families.

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About Osteosarcoma

Osteosarcoma is a rare and often fatal disease, with approximately 1,200 new cases diagnosed in Europe each year. The disease affects primarily children and young adults.  Because osteosarcoma usually develops from osteoblasts, it most commonly affects children and young adults experiencing their adolescent growth spurt.  Boys and girls have a similar incidence rate until later in their adolescence, when boys are more commonly affected.  While most tumors occur in larger bones, such as the femur, tibia, and humerus, and in the area of the bone that has the fastest growth rate, they can occur in any bone.  The most common symptom is pain, but swelling and limited movement can occur as the tumour grows.

About IDM Pharma

IDM Pharma is focused on the development of innovative cancer products that either destroy cancer cells by activating the immune system or prevent tumour recurrence by triggering a specific adaptive immune response.  IDM Pharma is dedicated to maximising the full therapeutic and commercial potential of its innovative products to address the needs of patients and the physicians who treat these patients. On May 18, 2009, Takeda and IDM Pharma announced the execution of a merger agreement pursuant to which Takeda would purchase all of IDM Pharma’s outstanding shares for US$2.64 per share in an all cash tender offer followed by a merger. For more information about the company and its products, visit www.idm-pharma.com.

About Takeda Pharmaceutical Company Limited

Located in Osaka, Japan, Takeda is a research-based global company with its main focus on pharmaceuticals.  As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products.  Additional information about Takeda is available through its corporate website, www.takeda.com.

Forward-Looking Statements

This press release includes forward-looking statements that are subject to risks, uncertainties and other factors, including the risks to both companies that the acquisition of IDM Pharma will not be consummated as the transaction is subject to certain closing conditions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements regarding the plans, strategies and objectives of management for future operations; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. These and other risks and uncertainties are discussed in documents filed with the U.S. Securities and Exchange Commission (the SEC) by IDM Pharma. All forward-looking statements are based on information currently available to Takeda and IDM Pharma, and neither Takeda nor IDM Pharma assumes any obligation to update any such forward-looking statements or other statements included in this press release.

Important Additional Information Has Been Filed with the SEC

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of IDM Pharma’s common stock. In connection with the tender offer by Takeda through its wholly-owned subsidiaries Takeda America Holdings, Inc. and Jade Subsidiary Corporation, and the proposed merger of IDM Pharma and Jade Subsidiary Corporation following completion of the tender offer, IDM Pharma filed a solicitation/recommendation statement on a Schedule 14D-9 and Takeda filed a tender offer statement on a Schedule TO, both of which were initially filed with the SEC on May 26, 2009. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS EACH HAS BEEN SUBSEQUENTLY AMENDED AND SUPPLEMENTED, REGARDING THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these statements and other documents filed by Takeda or IDM Pharma with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to The Altman Group, the information agent for the tender offer, at 1-201-806-7300 for banks and brokers or 1-866-796-7182 for stockholders and all others.  Investors and security holders may also obtain free copies of the documents filed with the SEC by IDM Pharma at http://www.idm-pharma.com.

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For all press enquiries please contact:

Richard Kenyon

Takeda Pharmaceuticals Europe Limited

Corporate Communications

+44 20 3116 8861

richard.kenyon@tpeu.co.uk